September 23, 2024

Guy Ofir
Chief Financial Officer
Raphael Pharmaceutical Inc.
4 Lui Paster
Tel Aviv-Jaffa, Israel 6803605

       Re: Raphael Pharmaceutical Inc.
           Registration Statement on Form S-1
           Filed September 13, 2024
           File No. 333-282104
Dear Guy Ofir:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Eric Victorson, Esq.